SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________

SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

ISRAEL GROWTH PARTNERS ACQUISITION CORP.
(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE
(Title of Class of Securities)

465090108
(CUSIP Number)

Richard J. Roth
FI INVESTMENT GROUP, LLC
1600 Tysons Blvd., Suite 1150
McLean, VA 22102
(703) 286-1390
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 21, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 465090108
1.	Names of Reporting Persons. FI Investment Group, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ________________

6.	Citizenship or Place of Organization Virginia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 319,600

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 319,600

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 319,600

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ________

13.	Percent of Class Represented by Amount in Row (11) 29.9%

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

CUSIP No. 465090108
1.	Names of Reporting Persons. Frank Islam

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____________

6.	Citizenship or Place of Organization Virginia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 319,600

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 319,600

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 319,600

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) __________

13.	Percent of Class Represented by Amount in Row (11) 29.9%

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

This Amendment No. 1 to Statement on Schedule 13D (the “Amendment”) amends and restates in its entirety the original Schedule 13D filed by FI Investment Group, LLC and Frank Islam on July 21, 2008. This Amendment is being filed pursuant to Rule 13d-2(a) of the Securities Exchange Act to report a material change in FI Investment Group’s ownership of the common stock of Israel Growth Partners Acquisition Corp.

This Statement on Schedule 13D is hereby amended and restated in its entirety as follows:

Item 1.  Security and Issuer

Common Stock, $0.0001 par value

Israel Growth Partners Acquisition Corp.
Yahalom Tower, 3a Jabotinski St.
Ramat Gan L3 52520 Israel

Item 2.  Identity and Background

The person filing this statement is FI Investment Group, LLC, a limited liability company organized under Virginia law. The principal business of FI Investment Group is business management. The address of its principal business and its principal place of business is 1600 Tysons Blvd., Suite 1150, McLean, Virginia 22102.

Frank Islam is the principal of FI Investment Group and as such has indirect voting and dispositive power over the shares held by FI Investment Group. Mr. Islam’s business address is 1600 Tysons Blvd., Suite 1150, McLean, Virginia 22102. His present principal occupation, which is conducted through FI Investment Group, is an investor. Mr. Islam is a United States citizen.

Neither FI Investment Group nor Mr. Islam has, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds and Other Consideration

The source of funds that were used to acquire the shares has been the general working capital funds of FI Investment Group. The aggregate cost of the shares purchased is $102,821.56.

Item 4.  Purpose of Transaction

The purpose of the acquisition of the shares is to gain a position to exercise sufficient influence or control over the issuer. While no specific plans have been made, possible actions include initiating efforts to effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries and/or a change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board and/or a material change in the issuer's business or corporate structure.

Item 5.  Interest in Securities of the Issuer

As of the filing date of this Schedule 13D FI Investment Group beneficially owns 287,100 shares of the common stock of Israel Growth Partners Acquisition Corp., which represents 26.9% of the issuer’s outstanding common stock. FI Investment Group shares voting and disposition power with respect to these securities with its principal, Frank Islam. These shares were acquired on the open market as follows:

Date	No. of Shares Acquired	Price Per Share	Aggregate Price

7/11/08	65,000	$0.2254	$15,306,00
7/14/08	75,000	$0.238	$18,605.00
7/15/08	46,200	$0.2478	$11,915.36
7/18/08	100,900	$0.4180	$43,190.20
7/21/08	15,000	$0.42	$6,455.00
7/22/08	17,500	$0.42	$7,350.00

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

None

Item 7.     Materials to be Filed as Exhibits

Exhibit No.	Description of Exhibit

99	Joint Filing Agreement dated July 21, 2008

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 24, 2008

FI INVESTMENT GROUP, LLC

By: /s/ Richard Roth
Name: Richard Roth
Title: Chief Financial Officer

       /s/ Frank Islam
Frank Islam

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the shares of common stock, par value $0.0001 per share, of Israel Growth Partners Acquisition Corp., and further agree that this Joint Filing Statement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information in inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of July 21, 2008.

FI INVESTMENT GROUP, LLC

By:/s/ Richard Roth
Name: Richard Roth
Title: Chief Financial Officer

/s/ Frank Islam
Frank Islam